Jacques Fourie

Technology entrepreneur



Profile

Extensive knowledge and experience in investment management and financial markets, technology and trends, and general business management and consulting. An autodidactic poly-math and self-starter with an avid interest in technological innovation.

Experience

President and chief executive officer 2016 – present

Doofus Corporation

Doofus Corporation was founded in 2016 with the purpose of developing and operating problem solving internet products with global application and scalability.

Responsibilities:

- Establishing the Company's headquarters in Zurich
- Getting its first application to market
- Growing Doofus into a fully fledged technology business

Business consultant 2008 – 2016

Skills development and training

Consulted and mentored previously-disadvantaged entrepreneurs in Cape Town, South Africa.

Responsibilities:

- Mentoring prospective entrepreneurs through the business startup process
- Offering continued guidance and mentoring to startup entities
- Consulting on business structures, finance, human resources, marketing and taxation

Director of companies and trustee 1989 – present

Private family-owned investment entities

Established and managed a number of private family-owned investment companies and trusts in South Africa and abroad. Due to my growing interest in technology it was decided to transfer the investments portfolios to professional fund managers.

Responsibilities:

- Managing all operations and regulatory compliance including finance, legal and taxation
- Managing all investment and trading portfolios
- Chairman of various boards

Senior equity trader (JSE) 1990 – 1991

De Witt Morgan and Company

Junior equity trader (JSE) 1988 – 1990

Max Pollak and Freemantle

Rank of gunner (compulsory military service) 1986 – 1987

South African Defence Force

Details

Date of birth: March 1, 1968

Nationality: South African

Gender: Male

Marital status: Single

Education

- Diploma in leadership and management
- Diploma in psychology of sales
- Advanced diploma in digital marketing
- Advanced diploma in web design
- Advanced diploma in web development

Core competencies

- Communication
- Motivation
- Strategic thinking
- Talent development
- Team building

Technical competencies

Software engineering

- Bootstrap
- CSS
- HTML
- JavaScript
- MariaDB
- MySQL
- PHP
- Python

Other

- Artificial intelligence (computer vision, machine learning)
- Digital marketing
- Distributed ledger technology (block chain)
- Mobile application development